UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Gulfport energy corpORATION
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 402635304
(CUSIP Number) Shah Capital Management, Inc. 8601 Six Forks Road, Suite 630 Raleigh, NC 27615 (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240-13d.1(f) or 240.13d-1(g), check the following box: [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 402635304	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% of the outstanding shares
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP NO. 402635304	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% of the outstanding shares
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP NO. 402635304	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS Himanshu H. Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Other); PF (Personal Funds)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0 of the outstanding shares
12	TYPE OF REPORTING PERSON IN (Individual)

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 6, 2020 (the “Schedule 13D”), filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (“Common Stock”), issued by Gulfport Energy Corporation (the “Issuer”). This Amendment No. 2 amends and supplements Amendment No. 1 to the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2020 by the Reporting Persons (the “Original Schedule 13D”).

The following items of the Schedule 13D are hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 2.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons no longer beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares and are out of position.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

			Shah Capital Management, Inc.	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount Beneficially Owned:		0	0	0
(b)	Percent of Class:		0	0	0
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	0
	(ii)	Shared Voting Power:	0	0	0
	(iii)	Sole Dispositive Power:	0	0	0
	(iv)	Shared Dispositive Power:	0	0	0

(1) There are no Ordinary Shares registered in the name of Shah Capital Management. Shah Capital Management is a registered investment adviser. Mr. Himanshu H. Shah is the President and CIO.

(2) There are no Ordinary Shares registered in the name of Shah Capita Opportunity Fund LP (SCOF). Shah Capital LLC is the general partner of SCOF. Mr. Shah is the Managing Member of Shah Capital LLC.

(c) Except as disclosed in Exhibit 2, none of the Reporting Persons have effected any transactions in the shares of Common Stock in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The descriptions under Item 4 and Item 5 of this Amendment No. 2, as well as the Joint Filing Agreement which is attached as Exhibit 1 hereto, are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
1	Joint Filing Agreement by and among Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, and Himanshu H. Shah.
2	Reporting Person Transactions of Common Stock During the Past 60 days

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 3, 2020

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	November 3, 2020

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	November 3, 2020

/s/ Himanshu H. Shah
Himanshu H. Shah

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of $0.01 par value of Gulfport Energy Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

In witness whereof, each of the undersigned has executed this Agreement as of November 3, 2020.

SHAH CAPITAL MANAGEMENT, INC.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

SHAH CAPITAL OPPORTUNITY FUND LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

/s/ Himanshu H. Shah
Himanshu H. Shah

EXHIBIT 2

REPORTING PERSON TRANSACTIONS OF

COMMON STOCK DURING THE PAST 60 DAYS

Reporting Person Effecting Transaction	Date	Type of Transaction	Number of Shares	Price Per Share	How Transaction Effected
Shah Capital Management	10/22/2020	Sell	(1,549,714)	.26	Open Market
Shah Opportunity	10/22/2020	Sell	(196,230)	.28	Open Market
Shah Opportunity	10/23/2020	Sell	(2,610,349)	.27	Open Market
Shah Opportunity	10/23/2020	Sell	(336,942)	.27	Open Market
Shah Opportunity	10/26/2020	Sell	(28,200)	.28	Open Market
Shah Opportunity	10/28/2020	Sell	(696678)	.28	Open Market
Shah Opportunity	10/28/2020	Sell	(144900)	.28	Open Market
Shah Opportunity	10/30/2020	Sell	(4,352,732)	.25	Open Market
Shah Opportunity	11/2/2020	Sell	(2,350,590)	.24	Open Market